
OFFERING STATEMENT (EXHIBIT A)
January 31, 2023

BEAST BRANDS, INC.



SPV Interests Representing
Up to $1,070,000 of Class B Common Stock


Beast Brands, Inc. ("**Beast Brands**," "**Beast**," or the "**Company**") is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum of $1,070,000 (the "**Maximum Offering Amount**") of Class B Common Stock (non-voting common stock) (the "**Securities**") on a best-efforts basis as described in this Form C at a price of $14.3277 per share (the "**Offering**"). Certain investors will be able to cancel outstanding indebtedness owed by the Company at a discounted price of $11.46216 per share. The investment will be made through Beast CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors (1)	Service Fees and Commissions(2)(3)	Net Proceeds
Minimum Individual Purchase Amount	$500	$15	$485
Target Offering Amount	$100,000	$3,000	$97,000

Maximum Offering Amount	$1,070,000 (4)	$32,250	$1,037,750_(4)

(1) Amount reflected in this column are for new investors into the Company. As part of this offering, the Company will be accepting cancellation of debt in an amount up to $105,899.27 (principal plus interest).
(2) Does not include accounting fees, legal expenses, payment processing fees, transfer agent fees, expenses of marketing the offering or escrow agent fees.
(3) In addition to the commission of 3% of cash proceeds received in the Offering, the Intermediary will receive a securities commission equal to one percent (1%) of the Securities issued in the Offering, a one-time $15,000 administrative and compliance consulting fee, and a $2,000 monthly maintenance fee.
(4) This amount includes the value received by the Company in exchange for the cancellation of indebtedness whereby $105,899.27 in principal, interest, and costs and fees of indebtedness was converted into Securities of the Offering at a discount to the per share offering price equal to 80%, or $11.46216 per share.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED, "RISK FACTORS" BEGINNING ON PAGE 27.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF

BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOUD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THIS INVESTMENT.

THIS OFFERING IS ONLY EXCEPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSABILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REUIQRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURHCASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DEISRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S

CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer nor their controlling persons are subject to any bad actor disqualifications under relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.getbeast.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition

of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is January 31, 2022

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. The Company has not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, the Company's business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors the Company believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in the Company's expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read the entire Form C carefully, including the matters described in the section entitled, "Risk Factors."

The Company

Beast Brands, Inc. is a sustainable and diverse men's grooming and personal care product line created in Tennessee and incorporated in Delaware on April 1, 2019.

The Company is located at 305 Vienna St. Ruston, LA 71720.

The Company's website is https://www.getbeast.com.

A description of the Company's business, products, services and business plan can be found on the Company's website located at https://invest.getbeast.com and is attached as **Exhibit B** (the "**Beast Opportunity Site**") to this Form C.

The Offering

Offering Minimum	$100,000
Name of Securities	Class B Common Stock (non-voting)
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	20,938
Offering Maximum	$1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	64,247 (1),(2)
Price Per Security	$14.3277
Minimum Individual Purchase Amount	$500.00
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 30, 2023
Use of Proceeds	See the section entitled, "Use of Proceeds" on page 51 hereof.
Voting Rights	None. See section entitled "Ownership and Capital Structure," page 52.

(1) The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued to Investors in this Offering.

(2) Assumes the conversion of outstanding indebtedness into Securities being issued in the Offering at an 80% discount to the Price Per Security stated above, per the terms of outstanding indebtedness.

**The Company reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion.

DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions With Issuer	Dates of Services	Principal Occupation and Responsibilities During the Past Three (3) Years
Mark Graffagnini	Interim Chief Executive Officer, Common Director; Chairman of Board of Directors; Chair of Legal Committee	January 12, 2023 - present	Cara Stone, LLP, Founder & Managing Partner (September 2016 to present)– Attorney and Managing Partner of law firm focused on transactional law and securities transactions. Callais Capital Ventures II, LLC, Partner (November 2019 to present)-- Responsible for sourcing, screening, conducting diligence, negotiating, closing, and portfolio company management.
Nicholas Callais	Series A Director	April 26, 2022 – present	Callais Capital Ventures II, LLC, Managing Partner, CFO (2014 to present) - Oversees administrative functions, investment activity, and portfolio management.
Harold "Hal" Callais	Series A Director	January 12, 2023 - present	Callais Capital Ventures II, LLC, Managing

			Partner, CIO (2014 to present) - Oversees investment activity, portfolio management, and portfolio company engagement.
Judy Sindecuse	Series Seed Director	June 22, 2020 – present	Capital Innovators Accelerator, LLC, CEO / Managing Partner (2010 to present) -- Judy manages an early stage venture capital fund, corporate innovation development company and accelerator program for a variety of companies. She is the founder and CEO of Bride and Groom Magazine and brideandgroom.com; founder and former CEO of Oversees Colorworks and Printing, an international marketing and print brokerage management company; and founder and former CEO of Redesign, a real-estate development company.
Randall "Barton" Howard	Chief Operating Officer Mutual Director	January 12, 2023 - present April 26, 2022 – present	Tubeaux, LLC, Founder / Executive Vice President (2018 to present) – Offers patent pending tech-enabled turnkey humidor services to upscale retail locations and customers across the United States. Circle the Wagons GPO, Co-Founder / Chief Development Officer (June 2021 to present) –

| | | | Leads business development for a group purchasing organization working with grocery stores, startups, and government entities to drive cost savings and allow organizations to focus on their resources toward their core mission.

Rouse's Markets, Vice Presidents, Assets and Profit Protection (2010 to 2021)— Oversaw all aspects of warehouse and receiving operations for the entire business, continuity of operations, emergency preparedness and response, physical security, risk - management, customer service, training, food safety and quality assurance, store balancing and store level accounting functions. |

OFFICERS OF THE COMPANY

Name	Positions With Issuer	Dates of Services	Prior Positions and Officers with the Issuer and Period of Time in which the officer served in the position or office; Other Business Experience
Mark Graffagnini	Interim Chief Executive Officer Secretary; Chairman of the Board of Directors: Drafts and signs Minutes of Meetings of the Board of Directors; Presides	January 12, 2023 - present December 22, 2021 - present	No prior positions as an officer of the issuer. Prior business experience: See section entitled, "Directors of the Company"

	over Board of Directors Meetings		
Jack "Jackie" Rome, Jr.	Chief Financial Officer Oversees all financial operations of issuer, including bank accounts, budgets, forecasting and other accounting and financial functions	January 25, 2022 - present	No prior positions as an officer. Prior business experience: Founder -CrossMark Management Group, LLC (2013 to present) -- Jack Rome, Jr. (Jackie) has extensive experience in all aspects of business enterprises that range from "start-up" companies to "well established, legacy" companies. He has over 45 years of experience in all phases of owning, operating and providing management consulting services to businesses in diversified business segments. Jackie founded a professional management consulting firm specializing in organization structure, management systems and financial services. The firm provided professional services in the areas of acquisitions, mergers, reorganizations, divestitures and other corporate management and financial needs. Jackie's 30 year old firm was merged with Crossmark Management Group in August 2013. Jackie has been directly involved in over 200

			acquisitions, sales and mergers in his career. The total dollar value of these transactions exceeds $350,000,000.
Chase Russell	Director of Warehousing Oversees all operations related to the warehouse including all packaging, shipping, and fulfillment duties.	January 12, 2023 – present	Prior business experience: <u>Director of Operations and Logistics – Circle The Wagons, Inc.</u> (2021 – present) – Chase oversees all aspects of warehousing for Circle The Wagons ("CTW") warehouse located in Houma, LA. He is directly responsible for management of shipping, packaging, and fulfillment for multiple companies utilizing CTW's warehouse. <u>Assistant Director of Nursing – Gulf Coast Surgical Center, LLC</u> (2011 – 2021)

PRINCIPAL SECURITY HOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Name	Number of Securities Owned	Type of Security Owned	% of Voting Power Prior to Offering
Callais Capital Ventures II, LLC	162,569	Series A Preferred Stock	20.36%
	125,373(1)	Series A-1 Preferred Stock	
		Class B Common Stock	

	9,239[2]			
CCVII Co-Invest, LLC - Beast Brands Series	94,972		Series A Preferred Stock	6.40%

Notes:
(1) This calculation includes the conversion of indebtedness of $592,231.03 of debt into 63,951 shares of the Company's Series A-1 Preferred stock pursuant to a Promissory Note Conversion and Cancellation of Debt Agreement dated January 31, 2023.
(2) This calculation includes the conversion of indebtedness of $105,899.27 of debt into 9,239 shares of the Company's Class B Common Stock.

CO-ISSUER

This Offering has following co-issuer(s): Beast CF Investors SPV, LLC (the "**Co-Issuer**"), located at 305 Vienna St. Ruston, LA 71720. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2022. There is no website for the Co-Issuer. The Company has formed the 100% owned Co-Issuer solely for issuing securities under this offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

There will be no material difference between an investment in the Company and the Co-issuer.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Description of the Business
The Company sells a diverse and sustainable men's grooming and personal care product line that focuses on providing premium products packed with botanicals at a consumer price point.

Business Model
The Company sells directly to its customers using a Direct to Consumer ("**D2C**") model through its online website and to consumers via third-party marketplaces or websites like Amazon, Target.com and others. The Company also sells to retailers such as CVS, Ulta, Bed Bath & Beyond, Travel Centers of America and Great Clips, which, in turn, sell products on their shelves to end customers.

In its D2C strategy, the Company deploys a range of direct-to-consumer, e-commerce marketing, and merchandising strategies, including subscriptions and the creation of original, engaging video content marketed largely through social media. Products are sold primarily on the Company website, GetBeast.com, and Amazon.com.

The Company has won numerous awards, including the following: 2020 Men's Health Grooming Award and the 2021 GQ Best Stuff Box. In addition, the Company and its products have been covered by Forbes, Newsweek, yahoo!, Spy, Well Good, The Chive, The Manual and the Brobible.

The Company strives to deliver high-performance, great smelling products with all-natural ingredients. The Company's products contain no parabens, sulfates, or animal cruelty.

The Company focuses on sustainable packaging that it believes uses 80% less plastic than typical bottles and are more space efficient than regular packaging, potentially resulting in fuel savings on delivery. The Company is certified Cruelty Free by the Leaping Bunny Organization and uses palm oil that is Rainforest Alliance Certified.

In addition to D2C sales, the Company currently pursues sales to retail outlets and locations. The Company has grown from just 60 individual retail store locations in early 2021 to over 4,000 as of the second quarter of 2022. The Company uses a variety of efforts to reach retail locations, including the use of brokers, direct outreach and response to in-bound inquiries.

Sales & Marketing Strategy
The Company offers customers the chance to "Groom Boldly." The Company plans to pursue a combination of digital advertising, content creation, promotional pricing, promotional event, influencer and social media marketing techniques to attract customers to its D2C business.

The Company uses teams of brokers to pitch and attract retail customers. Once in stores, with sufficient funding and assuming the profitability of the stores' purchase orders, the Company plans to build regional teams of contractors and/or employees to ensure that products are well positioned and selling through to customers. The Company may, with sufficient funding, pursue in-house or field-based personnel to help support sales in current retail establishments or to grow the number of retailers.

The Company focuses messaging on the power of its botanical ingredients and the sustainability of its products. Occasionally, it uses humor and unique products to attract customers.

As a company with limited resources, the Company will attempt to focus on the most profitable channels. If retail sales cannot be made profitably, the Company may choose not to pursue those retail channels further, or it may require retailers to pay a higher price for goods. This could result in a decline in retail sales or even abandonment. Likewise, if D2C sales cannot be made profitably, the Company will evaluate its ability to continue to pursue those sales as opposed to retail sales. The Company believes that it can pursue retail sales and D2C business on a sustainable basis.

The Company employs and plans to employ a combination of sales and marketing strategies to attract D2C business, including digital advertising, sponsored social media, influencer marketing, organic content (video, blog, etc.), email marketing, paid promotions and the like. Retail sales marketing efforts include in-store promotions, advertising circular promotions, discounts, discount codes, special pricing to retailers, in-store displays such as endcaps, posters, flyers. The Company may pursue direct mail strategies for both retail sales and D2C sales.

The Company's Products and/or Services
The Company has more than 50 individual products (measured by SKU) and offer products men can smell and feel to awaken their inner beast. The Company also attempts to create a sustainable personal

care experience for all, in an effort to preserve the planet for beasts of all kinds. This includes products like the recyclable Beast Bottle™ and reduced-plastic, super-light refill pouches. Together, this approach can meaningfully reduce shower waste while playing to the Company's strength: an energized shower product experience.

Product / Service	Description	Current Market
Tingle Shampoo Refill 16oz and Travel (3oz)	Cleansing & Energizing shampoo infused with caffeine, tea tree, peppermint & eucalyptus oil	D2C, Amazon, Retail
Yawp Wash	All-in-1 Beard, Hair & Body wash	D2C, Amazon, Retail
2-in-1 Shampoo + Conditioner	2-in-1 ultra-hydrating shampoo plus conditioner.	D2C, Amazon, Retail
Conditioner Refill 16oz and Travel (3oz)	Hydrating & awakening with caffeine, ginseng & argan oil	D2C, Amazon, Retail
Extreme Yawp Wash	Ultimate total-body, all-in-1 energizing cleanser and shampoo	D2C, Amazon
Bar Soap	100% natural head-to-toe bar soap with heightened levels of organic essential oils and crisp Beast Blue™	D2C, Amazon
Scrub Bar	Invigorating, exfoliating, natural lava rock infused bar soap.	D2C, Amazon
Everyone Wash 16oz and Travel (3oz)	Gentle all-in-1 hand & body wash	D2C, Amazon, Retail
Beast Gold	Body wash that has fragrance notes of wood, matcha & lemon zest	D2C, Amazon, Retail
Body Scrub	Sense-awakening, skin-scrubbing, tingly exfoliation experience	D2C, Amazon, Retail
Yawp Face Wash	Invigorating face scrub with ginseng, green tea, caffeine & sugarcane	D2C, Amazon, Retail
Beast Bottle 1 Liter & 16oz	Eco-friendly, durable, refillable aluminum bottle	D2C, Amazon, Retail
Hand Wash Beast Bottle	Refillable, reusable, matte black glass bottle with pump top	D2C, Amazon, Retail

Light Scrub Soap	Invigorating, total-body bar soap with a light touch of Beast Blue^{TM} scent	D2C, Amazon, Retail
Caffeine Conditioner	Hydrating, lightly tingly treatment for hair, scalp, and body	D2C, Amazon, Retail
Soap For Everyone	Lightly scented, all-natural soap bar	D2C, Amazon, Retail
Castile Liquid Soap	Quick-lathering, vegan, fragrance-free all-in-one wash	D2C, Amazon, Retail
Nutt Butter	Multipurpose lotion for men. Anti-chafing, anti-dryness, anti-sagging, yet botanically bountiful	D2C, Amazon
Nutt Butter Blue	Multipurpose lotion with the Beast Blue^{TM} scent. Featuring otas, tapioca, corn starch, aloe and vitamin E	D2C, Amazon
Extreme Nutt Butter	More intense multipurpose lotion for "down there" care	D2C, Amazon
Beast Gold Roll on Oil	Roll-on skin fragrance	D2C, Amazon, Retail
Shampoo Bar	Rich-lathering and lightly scented shampoo, in bar form	D2C, Amazon, Retail
Shave Butter 32oz, 16oz and Travel (3oz)	Foamless, buttery cream delivers effortlessly gentle blade glide	D2C, Amazon, Retail
Face Lotion	Fragrance-free moisturizer with natural extracts & oils	D2C, Amazon, Retail
Shave Cream	Loaded with aloe, shea, green tea and vitamins featuring a thick, traditional texture	D2C, Amazon
Post-shave gel	A soothing, cooling touch of hemp oil and Beast Blue^{TM} for post shave	D2C, Amazon, Retail
Hand & Body Wash	A sense-awakening, lightly exfoliating skin scrub	D2C, Amazon, Retail
Green Tea Lotion	Comforting, non-greasy moisturizing lotion	D2C, Amazon, Retail

Line Reducer	Concentrated gel formula to help plump skin and reduce the appearance of lines	D2C, Amazon, Retail
Face Serum	Anti-aging serum with light, refreshing citrus scent	D2C, Amazon, Retail
Body Powder	Talc-free, drying, cooling men's "down there and everywhere" powder	D2C, Amazon
Beard Oil	Lightly scented, nutrient rich beard conditioning oil	D2C, Amazon, Retail
Beard & Hair Moisture Balm	A leave-in conditioning balm for beards	D2C, Amazon, Retail
Body Spray	Quick absorbing, ultra light body spray for your skin and body	D2C, Amazon
Balancing Mask	Nutrient-rich skin care mask that deep cleans, absorbs oil, and fights effects of aging	D2C, Amazon, Retail

Competitive Advantage

The Company's formulas and scents, for example, Beast Gold, Beast Blue™, Nutt Butter and others, are proprietary trade secrets. The Company believes that it uses premium and natural ingredients that distinguish its scent and feel profile from others that customers can find in typical drug store, mass market brands.

With the Beast Bottle™ and easy-order refill pouches, the Company believes that it offers a more eco-friendly grooming routine. The Company also offers "down-there care" with products like its multipurpose Nutt Butters™ and products that leave a desirable tingling feeling on the skin unlike other brands.

Product Roadmap

The Company will continue to build out a complete, robust personal care product line, but it will attempt to use discretion in choosing to develop or launch new products. It may phase out some existing products and focus on the best-selling products in each category. The Company anticipates continuing to bundle and promote subscriptions. The Company's strategy is to focus (with sufficient funding) on developing a market and building demand for pre-filled Beast Bottles of shampoo, conditioner and body wash. In addition, the Company plans to explore the development of new products strategically, focusing on its botanical forward scents and sustainable packaging.

The Company determines what to launch or discontinue based on combination of factors, which include the following: what is not currently found in its existing product lineup; what is most highly requested from its customers based on their feedback; what innovation will make its offerings more environmentally friendly; what offers higher margins and frequency of purchase; what offers an opportunity with little competition in the marketplace; what is most in-line with the BEAST® brand experience; what offers its customers increased performance and better grooming and skin-care regimen results, among other factors. The Company plans to focus on selling pre-filled, re-usable bottles and attempting to increase the number of subscriptions to refills of its most popular products. In addition, the Company may re-design packaging based on marketing and demographic research, may revise product ingredients to find lower cost materials or higher quality materials or deal with any supply chain issues that might arise.

Competition

The markets in which the Company's products are sold are highly competitive. The Company's products compete against similar products of many large and small companies, including well-known competitors like Degree, Dove, Old Spice, Secret, Native, Schmidt's, Tom's, Every Man Jack, Dollar Shave Club, Kiehl's, and Duke Cannon. In many of the markets and industry segments in which the Company sells products, the Company competes against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Company's target customer is an active individual who embraces diversity, sustainability and a bold grooming experience. The Company's target customers are usually ready to upgrade from mass market to a more premium grooming product experience. The Company believes that its target customer craves adventure, travel, and exercise. The Company believes that this customer is looking for a grownup lifestyle brand to maximize life enjoyment, wherever that customer's journey takes him or her. Online analytics data from the Company's online advertising providers suggest that our customers include banking and finance/avid investors, value shoppers, sports and fitness enthusiasts, food and dining enthusiasts, travel buffs, music/entertainment fans and hobbyists. Men and women are among our D2C customers, but we believe that most of the customers are male.

Supply Chain

The Company primarily relies on domestic and foreign third-party suppliers of ingredients and materials used in its products. In addition, the Company primarily relies on contract manufacturers to produce and package its products for sale, as well as for warehousing, shipping and logistics.

Employees

The Company does not have any employees. The Company uses the services of several independent contractors. The Company's CEO will be Mark Graffagnini on an interim basis. Barton Howard will be Chief Operating Officer.

Intellectual Property

The Company actively attempts to protect its brand with trademark filings and actions. The following table sets forth current registered trademarks of the Company.

Trademarks

Mark	Country	Registration #	Application #	Goods/Services	Filing Date	Registration Date	Registrant & Last Listed Owner	PTO Link

Tame the Beast	US	4606657	85/959018	Beard care and grooming products for men	June 13, 2013	September 16, 2014	Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)
Tame the Beast	US	6093591	88/244691	Dietary and herbal supplements not for medicinal purposes; Herbal extracts	December 28, 2018	July 7, 2020	Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)
Tame the Beast	Great Britain		UK00003414961	Grooming beard acre products for men, namely, beard washes, body washes; hair and body products, namely, hair shampoo and conditioner	July 18, 2019	December 6, 2019	Beast Brands, Inc.	[Search for a trade mark - Intellectual Property Office (ipo.gov.uk)](#)
Beast	US	4716442	86/398114	Beard care and grooming products for men	September 18, 2014	April 7, 2015	Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)
Beast	US	6093590	88/244682	Dietary and herbal supplements not for medicinal purposes; Herbal extracts	December 28, 2018	July 7, 2020	Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)
Baby Beast	US		88/451334	Body washes; Hair and body products, namely hair shampoo and conditioner; Body lotions; Bar soap	December 28, 2018		Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)
Beast Butter	US	5819861	88/235797	Grooming products for men, namely shaving creams and skin lotions	December 19, 2018	July 30, 2019	Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)
Nutt Butter	US	5859863	87/792462	Non-medicated skin care preparations, namely, skin and body lotions and moisturizers, anti-wrinkle creams, anti-aging creams and skin toner; non-medicated creams and lotions for the skin	February 9, 2018	September 17, 2019	Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)
Sasquatch Design	US	5828920	88/300407	Grooming beard acre products for men, namely, beard washes, body washes; hair and body products, namely, hair shampoo, conditioner, and pomade; body lotions and moisturizers; face and skin creams; cleansers; serums	February 13, 2019	August 6, 2019	Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)
Sasquatch Design	US	6192930	88/649200	Grooming beard acre products for men, namely, beard washes, body washes; hair and body products, namely, hair shampoo, conditioner, and pomade; body lotions	October 10, 2019	November 10, 2020	Beast Brands, Inc.	[Trademark Electronic Search System (TESS) (uspto.gov)](#)

				and moisturizers; face and skin creams; cleansers; serums				
Sasquatch Design	US	6192929	88/649194	Grooming beard acre products for men, namely, beard washes, body washes; hair and body products, namely, hair shampoo, conditioner, and pomade; body lotions and moisturizers; face and skin creams; cleansers; serums	October 10, 2019	November 10, 2020	Beast Brands, Inc.	Trademark Electronic Search System (TESS) (uspto.gov)

Litigation

The Company is not subject to any current litigation or threatened litigation. The Company may institute litigation or administrative proceedings with the U.S. Patent & Trademark Office or foreign administrative bodies to defend its trademarks or challenge the validity of other trademarks or trademark applications.


RISK FACTORS


The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, the Company urges you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks listed do not necessarily comprise all those associated with an investment in the Securities and are not set out in any particular order of priority.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:


Risks Relating to the Company


The Company Has Limited Operating History.
The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable.

The Company Has Incurred Operating Losses In The Past, Expects To Incur Operating Losses In The Future And May Never Achieve Or Maintain Profitability.

The Company has experienced net losses and negative cash flows from operations in the past. The Company expects its operating expenses to increase in the future as it expands its operations. If the Company's revenue does not grow at a greater rate than its operating expenses, the Company will not be able to achieve and maintain profitability. The Company expects to incur losses in the future for a number of reasons, including without limitation the other risks and uncertainties described herein. Additionally, the Company may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If the Company's expenses exceed its revenue, the Company may not achieve or maintain profitability and the Company's business may be harmed.

The Company's Success Depends on the Experience and Skill of the Board of Directors, its Executive Officers and Key Employees.

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Many of them will have concurrent responsibilities at other entities. The loss of any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in industries that the Company is participating in is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations. The Company has very few full-time employees. If current board members or other service providers, such as independent contractors and others, cannot continue to provide services, then the Company will suffer material loss.

Although Dependent on Certain Key Personnel, the Company Does Not Have Any Key Man Life Insurance Policies on Any Such People.

The Company is dependent upon management in order to conduct its operations and execute its business plan. The Company does not have any key man life insurance for any of its management. Even if the Company were to obtain such a policy or policies in the future, there can be no guarantee that the proceeds from such policy or policies would be sufficient to hire additional employees who could perform to the standard of current management or that it would be sufficient to protect the Company from material losses. Therefore, should any of these key personnel, management or consultants die or become disabled, the Company may not receive sufficient compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company is Subject to Income Taxes as Well as Non-Income Based Taxes, Such as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes, in the U.S., UK and Canada

Significant judgment is required in determining the Company's provision for income taxes and other tax liabilities. In the ordinary course of its business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that its tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in its income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on its financial position and results of operations in the period or periods for which determination is made.

The Company is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies.

The Company does not have the internal infrastructure necessary, and are not required, to complete an attestation about its financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. As a privately held Company, the Company is currently not subject to the Act, and its financial and disclosure controls and procedures reflect its status as a development-stage, non-public company. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company Has Engaged in Certain Transactions with Related Persons or Entities.

The Company has and will continue to engage in transactions with related parties and/or entities. While the Company believes the terms of such transactions are fair and equitable, these transactions have not been, and will not in the future be, at arm's length. If you have concerns about these transactions in the past or in the future, you may ask questions of the Company's management. However, if you choose to invest in the Company, you will do so knowing and understanding that these transactions have occurred and will continue to occur in the future.

Changes in Employment Laws or Regulation Could Harm Performance.

Various federal and state labor laws govern the Company's relationship with its employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's Bank Accounts Will Not Be Fully Insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's Business Plan Is Speculative.

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Company Will Likely Incur Debt.

The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Uncertain Economic or Social Conditions May Adversely Impact Demand for the Company's Products or Cause its Customers and Other Business Partners to Suffer Financial Hardship, Which Could Adversely Impact Business.

The Company's business could be negatively impacted by reduced demand for its products related to one or more significant local, regional or global economic or social disruptions. These disruptions have included and may in the future include: a slow-down or recession in the general economy; reduced market growth rates; tighter credit markets for suppliers, vendors or customers; a significant shift in government policies; significant social unrest; the deterioration of economic relations between countries or regions, including potential negative consumer sentiment toward non-local products or sources; or the inability to conduct day-to-day transactions through financial intermediaries to pay funds to or collect funds from customers, vendors and suppliers. Additionally, these and other economic conditions may cause suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services the Company needs, in which case its business and results of operations could be adversely affected. Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles. In addition, if the Company is unable to generate sufficient sales, income and cash flow, it could affect the Company's ability to achieve expected share repurchase and dividend payments.

Computer, Website or Information System Breakdown Could Affect the Company's Business.

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

The Company's Employees, Executive Officers, Directors and Affiliate Shareholders Beneficially Own or Control a Substantial Portion of Its Outstanding Securities.

The Company's employees, executive officers, directors and/or affiliates beneficially own or control a substantial portion of the Company's outstanding shares of stock which may limit your ability and the ability of the Company's other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her Securities. Accordingly, the Company's employees, directors, executive officers and affiliate Shareholders may have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's Shareholders is required. If you acquire the Company's Securities, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's Securities and could also limit the price that investors might be willing to pay in the future for the Company's Securities.

The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by The Company. If These Assumptions or Analyses Prove to Be Incorrect, The Company's Actual Operating Results May Be Materially Different from The Company's Forecasted Results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecasts depend on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business
- the Company's ability to manage its growth
- whether the Company can manage relationships with key vendors and third parties
- demand for the Company's products and services
- the timing and costs of new and existing marketing and promotional efforts
- competition
- costs associated with producing the Company's products
- costs associated with obtaining retail and online customers
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- the overall strength and stability of domestic and international economies
- consumer habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Additional Financing May Be Necessary for The Implementation of The Company's Growth Strategy.
Whether the Company is successful in selling the maximum number of Securities in this Offering or not, the Company may require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include, but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders including you, and could dilute the ownership or benefits of ownership of existing Shareholders including, but not limited to reducing the value of the Securities subscribed for under this Offering.

If The Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair The Company's Ability to Compete.
The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or

other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business.

Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

The Company's Success Depends On Its Ability To Operate Its Business Without Infringing, Misappropriating Or Otherwise Violating The Trademarks, Patents, Copyrights And Other Proprietary Rights Of Third Parties.

The Company's commercial success depends in part on its ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets, publicity and other proprietary rights of others. The Company cannot be certain that the conduct of its business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, the Company may receive allegations of intellectual property infringement and third parties may file claims against the Company with allegations of intellectual property infringement. To the extent the Company gains greater visibility and market exposure, it may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that the Company's products or activities infringe, misappropriate, dilute or otherwise violate their trademark, patent, copyright, trade secret, publicity or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management's attention from other business concerns and have an adverse impact on the Company's ability to bring products to market. In addition, if the Company is found to infringe, misappropriate, dilute or otherwise violate third-party trademark, patent, copyright, trade secrets, publicity or other proprietary rights, the Company's ability to use brands to the fullest extent it plans may be limited, the Company may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or the Company may need to redesign or rebrand its marketing strategies or products, which may not be possible. The Company may also be required to pay substantial damages or be subject to an order prohibiting it and its retail partners from importing or selling certain products or engaging in certain activities. The Company's inability to operate its business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on its business, financial condition and results of operations.

The Company's Business Model Is Evolving.

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products and services to potential customers who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

Retail Sales May Not Be Profitable and Could Result in Material Losses.
The Company has experienced significant growth in the number of retailer locations that are carrying and selling its products. However, retail customers are able to obtain purchase orders from the Company (especially in the early stages, but perhaps indefinitely) at a low price, sometimes lower than it costs the Company to produce the products that are being ordered by the retailer. If the Company cannot secure higher prices from its retail customers, or if it cannot reduce its costs sufficiently to make retail sales profitable, then it might incur substantial losses attempting to secure large purchase orders or continue retail traction. The loss of retail purchase orders or discontinuance of this line of business, both of which are foreseeable, could result in financial losses, inability to secure purchase orders in the future and result in material financial loss. If the Company abandons retail sales as a result of profitability issues, then it could reduce confidence of investors in the business or negatively damage the reputation of the Company.

Online Sales May Not Be Profitable and Could Result in Material Losses.
Online customer acquisition costs ("**CAC**") is highly variable. Costs have materially risen in recent years and may continue to rise. As a result, the Company might not be able to spend less to acquire a customer online or through other digital means (including email or text) than the customer spends purchasing our goods or services on our websites or marketplaces. If the Company cannot acquire a customer profitably, then its losses will continue, and it might not be able to operate. The inability of the Company to reduce costs or acquire customers at an acceptable cost pose a major risk, especially if the Company cannot profitably continue its sales to retailer locations. The loss of online customers or discontinuance of online customer acquisition efforts could result in a material loss to the Company.

The Ability to Achieve Business Objectives Depends on How Well the Company Can Compete With its Local and Global Competitors in New and Existing Markets and Channels.
The consumer products industry is highly competitive. Across all its categories, the Company competes against a wide variety of global and local competitors. As a result, the Company experiences ongoing competitive pressures in the environments in which the Company operates, which may result in challenges in maintaining sales and profit margins. To address these challenges, the Company must be able to successfully respond to competitive factors and emerging retail trends, including pricing, promotional incentives, product delivery windows and trade terms. In addition, evolving sales channels and business models may affect customer and consumer preferences as well as market dynamics, which, for example, may be seen in the growing consumer preference for shopping online, ease of competitive entry into certain categories, and growth in hard discounter channels. Failure to successfully respond to competitive factors and emerging retail trends, and effectively compete in growing sales channels and business models, particularly e-commerce and mobile or social commerce applications, could negatively impact the results of operations or cash flows.

A Significant Change in Customer Relationships or in Customer Demand for the Company Products Could Have a Significant Impact on its Business.
The Company sells most of its products via retail customers, which include mass merchandisers, e-commerce, grocery stores, membership club stores, drug stores, department stores, distributors, wholesalers, specialty beauty stores (including airport duty-free stores), high-frequency stores,

pharmacies, electronics stores and professional channels. The Company's success depends on its ability to successfully manage relationships with its retail trade customers, which includes its ability to offer trade terms that are mutually acceptable and are aligned with its pricing and profitability targets. Continued concentration among retail customers could create significant cost and margin pressure on business, and business performance could suffer if the Company cannot reach agreement with a key customer on trade terms and principles. The Company's business could also be negatively impacted if a key customer were to significantly reduce the inventory level of or shelf space allocated to its products as a result of increased offerings of other branded manufacturers, private label brands and generic non-branded products or for other reasons, significantly tighten product delivery windows or experience a significant business disruption.

The Company's Business Could be Negatively Impacted by Cyber Security Threats, Attacks and Other Disruptions.
The Company continues to face advanced and persistent attacks on its information infrastructure where the Company managed and store various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect its business.

Security Breaches of Confidential Customer Information, in Connection With the Company's Electronic Processing of Credit and Debit Card Transactions, or Confidential Employee Information May Adversely Affect its Business.
The Company's business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

Changes In Privacy Laws Could Adversely Affect The Company's Ability To Utilize Customer Data And Market Its Products Effectively And Could Impact The Company's Results From Operations Or Result In Costs And Fines.

The Company's business operations are subject to various U.S. and international privacy and data protection laws. Any future changes or restrictions in United States or international privacy and data protection laws could adversely affect the Company's operations, including the Company's ability to utilize customer data, which could adversely impact the Company's finances. Compliance with such future changes or restrictions could result in significant costs. Failure to comply could expose the Company to fines, litigation, or other expenses or sanctions.

The Company may also rely on a variety of direct marketing techniques, including telemarketing, email, online marketing and postal mailings. Any future restrictions in laws such as Telemarketing Sales Rule, CANSPAM Act, and various U.S. state and international laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force changes in the Company's marketing strategies. If this occurs, the Company may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of the Company's revenues.

The Company Relies on Third Parties in Many Aspects of its Business, Which Creates Additional Risk.
Due to the scale and scope of its business, the Company must rely on relationships with third parties, including its suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, for certain functions. If the Company is unable to effectively manage its third-party relationships and the agreements under which its third-party partners operate, its results of operations and cash flows could be adversely impacted. Further, failure of these third parties to meet their obligations to the Company or substantial disruptions in the relationships between the Company and these third parties could adversely impact its operations and financial results. Additionally, while the Company has policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, governance and compliance, thereby potentially increasing \ financial, legal, reputational and operational risk.

The Company's Employees May Engage in Misconduct or Improper Activities.
The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

Environmental and Sustainability, Natural Ingredient, and Formulation Claims May Be Challenged.
Assessing and marketing with regard to claims of improved sustainability or better impact on the environment, along with messaging about natural ingredients and formulation qualities (such as "free of" claims) may be challenged by competitors, customers and third parties. Scientifically validating certain claims about environmental impact and sustainability, along with natural ingredients is difficult, if not impossible. There is no universal standard or set of criteria for determining whether a product is more sustainable than certain alternatives, just as there is no universal standard or set of criteria for

determining that ingredients are "natural." In addition, the Company may rely on supplier statements or claims regarding ingredients used in its formulas, such as whether those ingredients or formulas are free of animal testing, derive from organic or natural sources or contain or are free from chemicals such as sulfates or parabens. The manufacturing, design and labeling process of a cosmetic product is detailed, nuanced and subject to human error. Furthermore, ingredients themselves are subject to changing customer perceptions based on new, constantly changing research and shifting media reporting and public opinion. As a result, the Company's claims, products and ingredient lists could be subject to court action, social media negative campaigns, negative press, customer boycotts and other negative actions, all of which could result in a material financial loss to the Company and the value of the Securities.

Limitation on Director, Officer and Other's Liability*.*
The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

Maintaining, Extending, and Expanding the Company's Reputation and Brand Image are Essential to its Business Success.
The Company seeks to maintain, extend, and expand its brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brands. Moreover, adverse publicity about regulatory or legal action against us could damage the Company's reputation and brand image, undermine its customers' confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations. In addition, the Company's success in maintaining, extending, and expanding its brand image depends on its ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands or its products on social or digital media, whether or not valid, could seriously damage its brands and reputation. If the Company does not establish, maintain, extend and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

Damage to the Company's Reputation Could Negatively Impact its Business, Financial Condition and Results of Operations.
The Company's reputation and the quality of its brand are critical to its business and success in existing markets, and will be critical to its success as the Company enters new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage its business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including

blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Company's interests or may be inaccurate, each of which may harm its performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company Must Successfully Manage the Demand, Supply, and Operational Challenges Associated With the Effects of a Disease Outbreak, Including Epidemics, Pandemics, or Similar Widespread Public Health Concerns.

The Company's business may be negatively impacted by the fear of exposure to or actual effects of a disease outbreak, epidemic, pandemic, or similar widespread public health concern, such as travel restrictions or recommendations or mandates from governmental authorities to avoid large gatherings or to self-quarantine as a result of the novel coronavirus (COVID-19) pandemic. Despite its efforts to manage and remedy these impacts to the Company, their ultimate impact also depends on factors beyond its knowledge or control, including the duration and severity of any such outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects. In the case of COVID-19, the availability and public acceptance of effective vaccines has initially varied and may continue to vary significantly across regions and countries where the Company operates, leading to further volatility and disparity in its results and operations across geographies.

The Use of Individually Identifiable Data by the Company's Business, its Business Associates and Third Parties is Regulated at the State, Federal, and International Levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect the Company's business, including causing its business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine its security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on its reputation, operating results and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject us to additional legal risk.

The Company May be Subject to Periodic Claims and Litigation that Could Result in Unexpected Expenses and Could Ultimately be Resolved Against it.

From time to time, the Company may be involved in litigation and other proceedings, including matters related to product liability claims, commercial disputes and intellectual property, as well as trade, regulatory, employment, and other claims related to its business. Any of these proceedings could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of the Company's insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on its business, financial condition, and results of operations. In addition, any proceeding could negatively impact the Company's reputation among its customers and its brand/image.

Facilities Of The Company's Third-Party Manufacturers May Be Subject To Audit, Inspection, Or Regulation By Regulatory Authorities.
Facilities of the Company's third-party manufacturers may be subject to audit, inspection, or regulation by applicable regulatory authorities. The Company's operations could be harmed if regulatory authorities make determinations that the Company, or its vendors and business partners, are not in compliance with applicable regulations. If a regulatory authority discovers or otherwise becomes aware of a violation of law, it may, among other things, enjoin the Company's manufacturer's operations, seize product, and impose administrative, civil or criminal penalties. If the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company could be required to take costly corrective actions, including without limitation suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with applicable regulations has increased and may further increase the cost of manufacturing certain of the Company's products as the Company works with the Company's vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on the Company's business, financial condition, and results of operations.


Risks Relating to This Offering and Investment


The Securities Are Offered on A "Best Efforts" Basis and The Company May Not Raise the Maximum Amount Being Offered.
Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Beast CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "Ownership and Capital Structure". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

An Investment in the Company's Shares of Class B Common Stock Could Result in A Loss of Your Entire Investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is No Public Trading Market for the Company's Securities.

At present, there is no active trading market for the Company's Securities and the Company cannot assure that a trading market will develop. The Company's Securities have no trading symbol. There may never be a trading market available for the Securities. As a result, holders of Securities should be prepared to hold their Securities indefinitely. In the event that the Securities remain untradeable indefinitely, the value of the Securities would be materially adversely affected. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied.

To Attract Additional Talent, the Company Will be Required to Increase the Shares in Its Stock Option Plan, Which Will Dilute Investors in the Securities.

The Company has shares of common stock allocated to its stock plan, which provides for stock options and other stock awards to key hires and personnel. The Company anticipates having to increase the number of shares that must be set aside and reserved for issuance under this pool of stock. When the stock in the plan is increased, it will have the effect of diluting the Investors in the Securities. This type of dilution should be expected by an Investors in the Securities.

The Company Anticipates Converting Outstanding Indebtedness Into Shares of Class B Common Stock in This Offering.

The Company will convert $105,899.27 in principal and interest of our indebtedness into Securities of the Offering at a discount to the per share offering price equal to 80%, or $11.46216 per share. This conversion will reduce the amount of cash proceeds that the Company will receive in this Offering and reduce the amount of capital the Company may raise under Regulation Crowdfunding. Additionally, the Company is dependent upon capital to maintain its operations and expand its business. By reducing the amount of cash available to the Company in this Offering, the Company may not have enough available cash to support its ongoing operations. Finally, as the conversion will be done at a discount, the conversion will dilute other Investors in this Offering.

The Company Has Made Assumptions in Its Projections and In Forward-Looking Statements That May Not Be Accurate.

The discussions and information in this Offering Statement may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "plans," "attempts," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering Statement, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Offering Statement contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering Statement or in other reports issued by the Company or by third-party publishers.

The Company Has Significant Discretion Over the Net Proceeds of This Offering.
The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

The Offering Price for the Securities Has Been Determined by The Company.
The price at which the Securities are being offered has been arbitrarily determined by the Company. There is no relationship between the Offering price and the Company's assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops.

The Amount of Capital the Company Is Attempting to Raise in This Offering Is Not Enough to Sustain the Company's Current Business Plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause you to lose all or a portion of your investment.

You Should Be Aware of The Long-Term Nature of This Investment.

There is not now, and may never be, a public market for the Securities. Because the Securities are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will occur for the Securities. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a sale in the future. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. You must assess the adequacy of disclosure and the fairness of the terms of this Offering on your own or in conjunction with your personal advisors. You should be aware of the long-term nature of your investment in the Company.

The Securities in This Offering Have No Protective Provisions.
The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," "Deemed Liquidation Event" (as that term is defined in the Fourth Amended and Restated Certificate of Incorporation, or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities in This Offering Are Subject to Drag Along Rights.
The Securities in this Offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your Securities. For full details on the drag along rights, see the Company's Second Amended and Restated Voting Agreement and Bylaws.

Securities Are Presently Subject to A Right of First Refusal.
The Securities are presently subject to a right of first refusal. You are not allowed to sell, transfer, pledge or hypothecate the Securities in any manner whatsoever. If you attempt to do, the Securities would be subjected to a Right of First Refusal in favor of the holders of the Preferred Stock.

No Guarantee of Return on Investment.
There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Offering Statement and all Exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

You Will Need To Keep Records Of Your Investment For Tax Purposes.
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

Some of the Company's other investors have rights to receive information that you may not receive.

The Investor Rights Agreement, which is included as an Exhibit to the Form C, provides that "Major Investors" are entitled to receive information about the company and its financial performance on a quarterly basis. "Major Investors" hold at least 3,346 shares of Series Seed Preferred Stock or any shares of Series A or Series A-1 Preferred Stock and do not include any investors in this Offering. Thus, Major Investors may have access to information about the company and its financial performance that you do not have.

State and Federal Securities Laws are Complex, and the Company Could Potentially be Found to Have Not Complied With all Relevant State and Federal Securities Law in Prior Offerings of Securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission Does Not Pass Upon the Merits of the Securities or the Terms of the Offering, Nor Does it Pass Upon the Accuracy or Completeness of Any Offering Document or Literature.

You should not rely on the fact that the Company's Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Risks Related to the Company's Business and Industry

The Personal Care Industry Is Highly Competitive, And the Company's Failure To Compete Effectively Could Adversely Affect Its Market Share, Revenues, And Growth Prospects.
The Company faces vigorous competition from companies throughout the world, including large multinational consumer products companies that have many personal care brands under ownership as well as other independent personal care brands, including those that may target the latest trends or

specific demographics or distribution channels. Competition in the personal care industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation and trends, in-store presence and visibility, promotional activities, advertising, editorials, social media influencers, E-commerce and mobile-commerce initiatives and other activities. The Company must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels. Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than the Company does and may be able to respond more effectively to changing social, business and economic conditions than the Company can. Many of these competitors' products are sold in a wider selection or greater number of retail stores and geographies, and possess a larger presence in these stores, typically having significantly more inline shelf space than the Company does. Given the finite space allocated to personal care products by retail stores, spas and salons, the Company's ability to grow the number of retail locations in which the Company's products are sold and expand the Company's positioning and space allocation once in these retail locations, may require the repositioning, removal or reduction of the shelf space of these competitors. The Company may be unsuccessful in its growth strategy in the event that the Company's retail partners do not reallocate shelf space from the Company's competitors to the Company. The Company's competitors may attempt to gain market share by offering products at prices at or below the prices at which the Company's products are typically offered, offering retail incentives including through the use of large percentage discounts and ''buy one and get one free'' or similar offers. Competitive pricing may require the Company to reduce its prices, which would decrease the Company's profitability or result in lost sales. The Company's competitors, many of whom have greater resources than the Company does, may be better able to withstand these price reductions and lost sales.

It is difficult for the Company to predict the timing and scale of its competitors' activities in these areas or whether new competitors will emerge in the personal care business. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of the Company's competitors' marketing programs may impede the Company's growth and the implementation of its business strategy.

The Company's ability to compete also depends on the continued strength and consistency of its brands and products and their ingredients, the success of its marketing, innovation and execution strategies, the continued diversity of its product offerings, the successful management of new product introductions and innovations, strong operational execution, including sourcing and order fulfillment, and the Company's success in entering new markets and expanding its business in existing geographies. If the Company is unable to continue to compete effectively, it could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's Inability to Anticipate And Respond to Market Trends And Changes in Consumer Preferences Could Adversely Affect Its Financial Results.
The Company's success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for personal care products, attitudes toward its industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, maintain and enhance the recognition of its brands, achieve a favorable mix of products, successfully manage its inventories, and refine its approach as to how and where the Company markets and sells its products. While the Company will devote effort and resources to shape, analyze and respond

to consumer preferences, the Company recognizes that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to sudden challenges that the Company may face in the marketplace, trends in the market for its products and changing consumer demands and sentiment, the Company's financial results will suffer.

The Company's New Product Introductions May Not Be as Successful As It Anticipates.
The Company has a process for the development, trial evaluation and validation of new product concepts. Nonetheless, each new product launch through the Company's retail partners involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to the Company's retail partners may not be as high as the Company anticipates, due to lack of acceptance of the products themselves or their price, or limited effectiveness of the Company's marketing strategies. In addition, the Company's ability to launch new products may be limited by delays or difficulties affecting the ability of the Company's suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products or changes in regulatory requirements. Sales of new products may be affected by inventory management by the Company's retail partners and the Company may experience product shortages or limitations in retail display space by its retail partners. The Company may also experience a decrease in sales of certain existing products as a result of newly-launched products, the impact of which could be exacerbated by shelf space limitations or any shelf space loss. Any of these occurrences could delay or impede the Company's ability to achieve its sales objectives, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's Success Depends, In Part, On The Quality, Performance, Safety And Claims Of Its Ingredients, Its Products And Its Packaging.
Any loss of confidence on the part of consumers in the Company's products or the ingredients used in its products, whether related to product contamination, safety, effectiveness, or other quality or product claim failures, actual or perceived, inclusion of prohibited ingredients, or recall of products that have been inadvertently mislabeled or misbranded, or otherwise violate government regulations, could tarnish the image of the Company's brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require the Company to expend significant time and resources responding to such allegations and could, from time to time, result in a withdrawal or recall of a product from any or all of the markets in which the affected product was distributed, or subject the Company to regulatory action or litigation in applicable jurisdictions. Any such issues or recalls could negatively affect the Company's profitability and brand image.

If the Company's products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet its consumers' expectations or marketing claims, the Company's relationships with consumers could suffer, the appeal of the Company's brand could be diminished, the Company's may need to withdraw or recall some of its products and/or become subject to regulatory action, boycotts, or liability claims and lawsuits, and the Company could lose sales or market share. In addition, safety or other defects in the Company's competitors' products could reduce consumer demand for the Company's own products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on the Company's business, financial condition and results of operations.

A General Economic Downturn, Or Sudden Disruption In Business Conditions May Affect Consumer Purchases Of Discretionary Items And/Or The Financial Strength Of The Company's Customers That Are Retailers, Which Could Adversely Affect The Company's Financial Results.

The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond the Company's control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of the Company's products. A decline in consumer purchases of discretionary items also will impact the Company's customers that are retailers. The Company's inability to collect receivables from its largest customers or from a group of customers could have a material adverse effect on its business and its financial condition. If a retailer was to liquidate, the Company's may incur additional costs if it chooses to purchase the retailer's inventory of the Company's products to protect brand equity. In addition, sudden disruptions in business conditions, for example, from events such as a pandemic, or other local or global health issues, conflicts around the world, or as a result of a terrorist attack, retaliation or similar threats, or as a result of adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending.

A Disruption in Operations Or The Company's Supply Chain Could Adversely Affect The Company's Business And Financial Results.

The Company is engaged in manufacturing and distribution on an international scale and is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which the Company has no control. If such an event were to occur, it could have an adverse effect on the Company's business and financial results.

As The Company Outsources Functions, The Company Becomes More Dependent on The Entities Performing Those Functions.

As part of the Company's business strategy, it is continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These may include certain information systems, manufacturing, distribution, finance, human resource and other business functions. While the Company's believes it will conduct appropriate due diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to provide the expected services, provide them on a timely basis or to provide them at the prices the Company expects may have a material adverse effect on the Company's results of operations or financial condition. In addition, if the Company transitions systems to one or more new, or among existing, external service providers, the Company may experience challenges that could have a material adverse effect on its results of operations or financial condition.

Use Of Social Media May Materially And Adversely Affect The Company's Reputation Or Subject It To Fines Or Other Penalties.

The Company uses, or will use the internet and social media networks including Facebook, Instagram and Twitter to reach customers. Negative commentary regarding the Company or its products may be posted on the Company's social media platforms and may be adverse to the Company's reputation or business. The Company's target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording the Company an opportunity for redress or correction. The Company also uses these third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, the Company must continue to maintain a presence on these platforms and establish presence on new or emerging popular social media platforms. If the Company is unable to cost-effectively use social media platforms as marketing tools, the Company's ability to acquire new consumers and the Company's financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by the Company, the Company's employees or third parties, whether or not acting at the Company's direction, to abide by applicable laws and regulations in the use of these platforms and devices could subject it to regulatory investigations, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on the Company to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. The inability of or failure by the Company to timely or properly monitor all product promotion conducted online or through social media or elsewhere may also subject the Company to regulatory action, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition or results of operations.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at **Exhibit C**. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to repay outstanding debt and accounts payable and to pursue sales and marketing activities, hire additional employees and/or independent contractors, continue to pursue protection of intellectual property and to pursue new product development and branding improvements. See "Use of Proceeds" section for more information.

Offering Minimum	$100,000
Name of Securities	Class B Common Stock (non-voting)
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	20,938
Offering Maximum	$1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	64,247 (1),(2)
Price Per Security	$14.3277
Minimum Individual Purchase Amount	$500.00

Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF)
Offering Deadline	April 30, 2023
Use of Proceeds	See the Section entitled, "Use of Proceeds" below.
Voting Rights	None. See Section entitled "Ownership and Capital Structure" below.

(1)   The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued to Investors in this Offering.

(2)   Assumes the conversion of outstanding indebtedness into Securities being issued in the Offering at an 80% discount to the Price Per Security stated above, per the terms of outstanding indebtedness.

**The Company reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion.

Co-Issuer

The Co-Issuer is Beast CF Investors SPV, LLC, located at 305 Vienna St. Ruston, LA 71720. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2022. The Co-Issuer does not have a website, but information with respect to this Offering shall be hosted on the website of the Company at http://www.getbeast.com. The Company has formed the 100% owned Co-Issuer solely for issuing securities under this offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-issuer.

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes & Reconfirmation

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Oversubscriptions

The Target Offering Amount is $100,000, but investments in excess of the Target Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.getbeast.com.

INTERMEDIARY INFORMATION

The Intermediary for the Company is Dealmaker Securities LLC ("**Dealmaker**" or "**Intermediary**"), a Delaware limited liability company formed on May 5, 2021.

The SEC registration number of the Intermediary is 8-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by, the issuer is required to pay to the Intermediary a cash fee consisting of 3% (three percent) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer through the Intermediary's platform.

The Intermediary will receive an issuance of shares of Class B Common Stock equal to one percent (1%) of the total number of shares of Class B Common Stock sold in this offering to the "crowd."

USE OF PROCEEDS

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$100,000	$1,070,000
Less Offering Expenses (2)		
Intermediary Fee	$3,000	$32,250
Payment Processing Fees	3,369	$12,430
Escrow Agent Fee	$1,000	$1,000
Net Proceeds	$92,631	$763,160 (1)
Use of Proceeds	**If Target Amount Raised**	**If Maximum Amount Raised**
Marketing	$9,150	$222,698
New Product		$160,500
Debt Reduction	$70,000	$230,981
Legal and Miscellaneous	$6,582	$28,552
Working Capital	$5,583	$96,300
Salary, New Hire	$1,316	$10,700
Total Use of Proceeds	$92,631	$763,160

(1) Net proceeds is being reduced by the value of the cancellation of $105,899.27 in outstanding indebtedness in exchange for shares of Class B Common Stock, as part of this Offering.

(2) Does not include offering expenses such as marketing costs, accounting and legal fees, transfer agent fees and credit card processing fees or expenses of the Co-Issuer.

The Company may change the intended use of proceeds if its officers believe it is in the best interests of the company. This disclosure is not intended to be binding on the Company.

Marketing

These proceeds will be used for marketing expenses such as digital ad spend to our Amazon and Website D2C channels as well as retail marketing.

New Product

These proceeds will be used for development of new lines of grooming products.

Debt Reduction

These proceeds will be used for payment of outstanding debt, including on the Callais Loan and the amounts owing to Aestus and HJC.

Legal and Miscellaneous

These proceeds will be used for legal expenses to protect the Company's intellectual property rights, corporate law actions, expenses incurred with this Offering and the outstanding convertible debt and miscellaneous overhead, expenses and administrative costs.

Working Capital

These proceeds will be used for general working capital draws.

Salary, New Hire

These proceeds will be used for current salaries and a new hire of a marketing consultant.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

The Company is offering Class B Common Stock (non-voting Common Stock) in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company raises the Target Offering Amount by the Offering Deadline, if the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Class B Common Stock (Non-Voting Common Stock)

Offering Minimum: $100,000
Offering Maximum: $1,070,000
Purchase Price of Security Offered: $14.3277
Offer Period: Until April 30, 2023

Certain investors will be able to cancel outstanding indebtedness owed by the Company at a price equal to 80% of the Purchase Price set forth above, or of $11.46216 per share in an amount up to $100,000 as part of this Offering.

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Third Amended and Restated Certificate of Incorporation ("**COI**"), Bylaws, Third Amended and Restated Voting Agreement (the "**Voting Agreement**"), Second Amended and Restated Investors Rights Agreement (the "**IRA**") and Second Amended and Restated Right of First Refusal and Co-Sale Agreement (the "**ROFR** Agreement," and together with the COI, Bylaws, COI, Voting Agreement, IRA and ROFR, the "**Stockholder Agreements**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety with reference to the Stockholder Agreements.

Existing shares of Class A Common Stock and other Preferred Stock outstanding—which includes Series Seed 1, Series Seed 2, Series Seed 3 and Series A and Series A-1 Preferred Stock (the "**Preferred Stock**")—all have superior voting rights to the Securities being sold in this Offering.

Generally speaking, the Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of the Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis. The Co-Issuer will not be entitled to vote the Securities sold to it in this Offering. Investors purchasing interests in the Co-Issuer will not be able to vote any interests purchased in the Co-Issuer or otherwise exert any voting or managerial impact on the Company (either through the Co-Issuer or otherwise).

The holders of a majority of the record of the shares of Series A-1 Preferred Stock and Series A Preferred Stock, exclusively and voting as a single and separate class, are entitled to elect one (1) director of the Corporation (the "**Series A Director**"). The holders of a majority of the record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**"), and the holders of a majority of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. The holders of Series A-1 Preferred Stock and Series A Preferred Stock, on an as- converted basis, shall vote together with the holders of Common Stock as a single class upon majority vote, shall elect one (1) director (the "**Mutual Director**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The Co-Issuer, and by extension, you, the Investor, will have no right to vote on any director to serve on the board of directors of the Company. Accordingly, a purchase of the Securities will carry with it no right to affect management or supervision of management or the board of directors.

In addition, the holders of a majority of the outstanding shares of Preferred Stock, voting as separate classes must affirmatively vote or consent for several material actions, such as liquidating or dissolving the Company and other items as more fully outlined in the Company's certificate of incorporation, as the same may be amended from time to time. In addition, the holders of a majority of the outstanding shares of Series A Preferred Stock must vote or consent (as a single and separate class) to additional items such as increasing or decreasing the authorized number of directors, permitting the Company to issue digital tokens or cryptocurrency, purchasing or redeeming shares, or amending or alternating any stock plan (including any equity incentive plan).

Restrictions on Transfer of Securities Being Offered

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor holding such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Furthermore, in addition to the restrictions on transfer under law, the ROFR contains restrictions on transfer that will require the Investor to offer the Securities to holders of Preferred Stock prior to any transfer that may otherwise be permitted. The ROFR further contains a "tag along" provision which, if exercised by the holders of the Preferred Stock, would reduce the number of Securities that an Investor can transfer.

Description of Issuer's Securities

General

The Company is offering up to $1,070,000 and a minimum of $100,000 worth of its Class B Common Stock. The investment will be made through Beast CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Amount of $100,000 by April 30, 2023. Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering by April 30, 2023, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Amount prior to April 30, 2023, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise.

The minimum investment per investor is $500.

Co-Issuer

The securities in this offering will be issued by both the Company and the Co-Issuer. The proceeds from the offering will be received by the Co-Issuer and invested immediately in the securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this offering will own membership interests in the Co-Issuer, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 1,861,769 shares of common stock with par value $0.00001, of which 1,511,769 shares are authorized as Class A Common Stock, and 350,000 are authorized as Class B Common Stock, and 863,153 shares of preferred stock with par value $0.00001, of which 17,530 shares are designated as Series Seed 1 Preferred Stock, 48,218 shares are designated as Series Seed 2 Preferred Stock, 19,335 shares are designated as Series Seed 3 Preferred Stock, 616,096 shares are designated as Series A Preferred Stock, and 161,974 shares are designated as Series A-1 Preferred Stock. As of January 31, 2023, our outstanding stock consisted of 322,116 shares of Class A Common Stock, 17,530 shares of Series Seed 1 Preferred Stock, 48,218 shares of Series Seed 2 Preferred Stock, 19,335 shares of Series Seed 3 Preferred Stock, 616,096 shares of Series A Preferred Stock, and 128,740 shares of Series A-1 Preferred Stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Holders of Class B Common Stock shall not be entitled to vote on any amendments to the Certificate of Incorporation or other corporate actions except as otherwise required by Delaware law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by the rights of the holders of shares any additional classes of stock that we may designate in the future.

Preferred Stock

Dividend Rights

Dividends accrue at a per annum rates of 8% of the original issue price of $9.2607 on all shares of Series A-1 Preferred Stock, 8% of the original issue price of $8.20235 on all shares of Series A Preferred Stock, 8% of the original issue price of $5.70 on all shares of Series Seed 1 Preferred Stock, 8% of the original issue price of $7.47 on all shares of Series Seed 2 Preferred Stock, and 8% of the original issue price of $12.93 on all shares of Series Seed 3 Preferred Stock (collectively, the "Accruing Dividends"). The Accruing Dividends are cumulative. Additionally, the Accruing Dividends are payable only when and if declared by the Board of Directors.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of the Preferred Stock are entitled to elect 3 directors to the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Liquidation distributions will be paid ratably with each other in proportion to their liquidation preference. Holders of Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the sum of the applicable original issue price (as described above), for such series of Preferred Stock, plus all Accruing Dividends accrued but unpaid thereon, together with any other dividends declared but unpaid thereon, or (ii) the amount such holder would have received if the shares were converted to Common Stock immediately prior to the liquidation event. "Original Issue Price" shall mean (i) $0.50 per share for each share of the A Preferred Stock, (ii) $0.90 per share for each share of the Series A-1 Preferred Stock, (iii) $1.04 per share for each share of the Series A-2A Preferred Stock, (iv) $0.3298 per share for each share of the Series A-2B Preferred Stock, and (v) $0.2638 per share for each share of the Series A-2C Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Conversion Rights

The shares of Preferred Stock are convertible into Class A Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Class A Common Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock upon either (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement resulting in at least $50,000,000 of gross proceeds, or (ii) upon a vote of a majority of the holders of the Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class.

Stockholder Agreements

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to each of: (i) the Amended and Restated Investors' Rights Agreement dated as of December 21, 2021, (the "Investor Rights Agreement"), (ii) the Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of November 30, 2021 (the "First Refusal Agreement"), and (iii) the Second Amended and Restated Voting Agreement dated as of April 14, 2022 (the "Voting Agreement"), in each case as entered into by and among the company and the company's stockholders. The Investor Rights Agreement, First Refusal Agreement and Voting Agreement collectively are referred to herein as the "Investment Agreements". The material terms of such agreements are summarized below. See the terms of the Investment Agreements for details.

Investor Rights Agreement (defined terms not otherwise defined herein have the meaning ascribed to them in the Investor Rights Agreement).

- Demand Form S-1: Holders of a majority of the Registrable Securities then outstanding may demand that the Company file a Form S-1 registration statement with respect to a majority of the Registrable Securities then outstanding at any time after the earlier of (i) three years after the date of the Investor Rights Agreement or (ii) 180 days after the effective date of the registration statement for the IPO. Registrable Securities means (i) the Common Stock issuable or issued upon conversion of any Preferred Stock of the Company, (ii) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in parts (i) above, and (iii) any other Common Stock held by Investors.

- Demand Form S-3: If at any time when the Company is eligible to use a Form S-3 registration statement, holders of at least 15% of the Registrable Securities then outstanding may demand that the Company file a Form S-3 registration statement.

- Right of First Offer: If the company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates. New Securities means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities. Major Investors are investors that, individually or together with their affiliates, hold at least 3,346 shares of Series Seed Preferred Stock or any shares of Series A or Series A-1 Preferred Stock.

First Refusal Agreement (defined terms not otherwise defined herein have the meaning ascribed to them in the First Refusal Agreement).

- Right of First Refusal by Key Holders: The Key Holders, constituting those investors listed on Schedule D of the Right of First Refusal Agreement, grant to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

Voting Agreement (defined terms not otherwise defined herein have the meaning ascribed to them in the Voting Agreement).

- Size of the Board: Each stockholder agrees to vote to ensure that the size of the Board shall be set and remain at five directors. Any changes to the size of the Board requires a majority vote of the Series A-1 Preferred Stock, provided that any changes to the number of positions held by the Series Seed Preferred stockholders must be approved by a majority vote of the Series Seed Preferred Stock.

- Board Composition: Each stockholder agrees to vote to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board: (i) the Series A Directors as designated by Callais Capital Ventures II, LLC, which individuals are currently Nicholas Callais and and Harold J. Callais, II, (ii) one Common Director designated by the holders of Common Stock, voting as a single class, which is currently Mark Graffagnini, (iii) the Series A Directors as designated by the holders of a majority of the shares of Series Seed Preferred Stock, which individual shall initially be Judy Sindecuse, and (iv) the director designated by both (a) holders of a majority of the Common Stock and (b) holders of a majority of the Series A-1 Preferred Stock, which individual shall initially be Barton Howard.

- Increases to Common Stock: Each stockholder will vote all shares to increase the number of authorized shares of Common Stock to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock at any given time.

- Drag Along Right: In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock, voting as a separate and single class; (ii) the Board, including the approval of the Series A Director; (iii) the holders of a majority of the then outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock voting together as a single and separate class and (iv) the holders of a majority of the then outstanding shares of Series Seed Preferred Stock voting together as single and separate class (collectively, (i)-(iv) are the "Electing Holders") approve a Sale of the Company in writing, specifying that Section 3 of the Voting Agreement shall apply to such transaction, then each holder of Preferred Stock, all future holders of 1% of Common Stock (issued or issuable upon conversion of the shares of Preferred Stock) and Key Holders agree to vote all shares in favor of such transaction, to sell their pro-rata portion of shares in the event of a stock sale, to execute and deliver all related documents and take such other action in support of the sale of the Company as reasonably requested, refrain from exercising any dissenters' rights or rights of appraisal, and consent to the appointment of a stockholder representative.

- Additional Parties: If the Company issues additional shares of Preferred Stock, as a condition to the issuance the company shall require that any purchaser of Preferred Stock become a party to the Voting Agreement.

Securities Being Reserved for Exercise or Conversion

Class of Securities	Number of Shares Reserved for Issuance
Class A Common Stock reserved for 2020 Equity Incentive Plan	326,500
Warrants (Series A-1 Preferred Stock)	36,928

The Company has reserved 326,500 shares of Class A Common Stock for issuance pursuant to the Beast Brands, Inc. 2020 Equity Incentive Plan (the "**Plan**"). As of the date immediately prior to this Offering, 91,883 shares of Class A Common Stock remain available for issuance under the Plan. The Plan permits issuance of options, stock awards, phantom stock and other types of equity incentives. If the number of shares reserved for issuance under the Plan is increased, it would dilute the Securities issued to Investors in this Offering.

The Warrant, originally described in the section of this Form C, entitled "Principal Securities Holders," is exercisable at the exercise price of $9.2607 per share for either Series A-1 Preferred Stock or any "Subsequent Round Stock," which is any stock issued following the date of the Warrant and until expiration that is issued in a financing round by the Company that results in proceeds of more than $250,000 to the Company. The Company has reserved 36,928 shares of Series A-1 Preferred Stock for issuance upon the exercise of all outstanding warrants assuming that the full $1,000,000 under the Callais Loan is drawn by the Company, which is not expected to occur.

Voting and Control

Each Investors who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company. Investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Material Limitation on Rights of Securities Being Offered by Other Classes of Securities Identified Above

The Series A-1 Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock being issued in this Offering. In particular, the Series A-1 Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock and may participate in such liquidation proceeds until it has received three times (3x) its original issue price (value per share). In addition, Series A-1 Preferred Stock has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Series A-1 Preferred Stock outstanding approve such actions (in the case of some actions, with other series of Preferred Stock voting as separate classes). The holders of the Class A Common Stock may participate with the shares of Series A and Series A-1 Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

The Series A Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock being issued in this Offering. In particular, the Series A Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock and may participate in such liquidation proceeds until it has received three times (3x) its original issue price (value per share). In addition, Series A Preferred Stock has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Series A Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Series A and Series A-1 Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

The Series Seed 3 Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock being issued in this Offering. In particular, the Series Seed 3 Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock. In addition, Series Seed 3 Preferred Stock, along with other series of Preferred Stock, has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

The Series Seed 2 Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock being issued in this Offering. In particular, the Series Seed 2 Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock. In addition, Series Seed 2 Preferred Stock, along with other series of Preferred Stock, has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

The Series Seed 1 Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock being issued in this Offering. In particular, the Series Seed 1 Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock. In addition, Series Seed 1 Preferred Stock, along with other series of Preferred Stock, has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Preferred Stock outstanding approve such actions. The holders of the Class A

Common Stock may participate with the shares of Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares. In addition, Series Seed 1 Preferred Stock has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Series 1 Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

All shares of Preferred Stock have anti-dilution protection that provides the holder of Preferred Stock with additional shares if the Company raises funds at a price per share lower than the original issue price of the Preferred Stock outstanding. The Securities do not have any similar anti-dilution protection. Therefore, if the Company must raise additional capital at a lower price than that established in this Offering, it would trigger further dilution of the Securities as a result of the adjustment to the conversion price of the Preferred Stock under this anti-dilution protection.

Dividends
The Securities do not entitle Investors to any dividends. The Preferred Stock (all series) have accruing dividends of 8% per annum which will have the effect of increasing the amount that the Preferred Stock receives upon a liquidation or Deemed Liquidation Event (such as an exit by initial public offering or a merger or acquisition, were such event to occur)

Risks to Purchasers Relating to Corporate Actions
As a minority holder of the Company holding only non-voting Class B Common Stock held in the Co-issuer, you will have limited rights in regard to the actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets (or other Deemed Liquidation Event, as defined in the COI), or company transactions with related parties. Further, Investors in this Offering have materially fewer rights than those of other investors in prior investment offerings (such as the holders of the Preferred Stock) and will have limited influence on the actions of the company. There is a risk that the Company will not approve any repurchases of the Class B Common Stock, but it could approve a repurchase of Class A Common Stock or Preferred Stock. There are no stated repurchase rights giving the Company the right to repurchase the Securities. There is a risk that the Company will take actions that limit or reduce the ability of an Investor in the Class B Common Stock (such as the Co-Issuer, and by extension, each of you) to receive a return on investment. Investors will have no ability to prevent or vote on related party transactions such as transactions with corporate officers, directors, employees or holders of the Preferred Stock.

Dilution
Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per

share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Material Indebtedness of the Company

The Company has the following material outstanding indebtedness as of January 31, 2022:

Creditor(s)	Amount Outstanding ($)	Interest Rate	Maturity Date	Other Material Terms
Callais Capital Ventures II, LLC	$598,575.00 (1)	8% per annum, compounded annually. Increases to 9% per annum if a six-month extension period is granted.	January 31, 2023	Security interests in all collateral of borrower. Borrower's right in all receivables, equipment, fixtures, general intangibles, inventory, intellectual property, investment property, deposit accounts, shares, other goods and personal property, records, and all proceeds of each of the foregoing. Warrant to purchase stock. Convertible feature of Promissory Note, described elsewhere in this Form C.
Aestus Ventures, LLC	$70,000.00 (2)	8% per annum, compounded annually. Increases to 9% per annum if a six-month extension	April 30, 2023	Same as Callais Loan, described above.

		period is granted.		
Harold J. Callais, II	$70,000.00 (3)	8% per annum, compounded annually. Increases to 9% per annum if a six-month extension period is granted.	December 1, 2025	Same as Callais Loan, described above.
U.S. Small Business Administration	$392,887.27	3.75%	April 20, 2050	Security interest in all tangible and intangible personal property as more specifically set forth in the Loan Authorization & Agreement.
U.S. Small Business Administration	$103,600	3.75%	April 26, 2052	Security interest in all tangible and intangible personal property as more specifically set forth in the Loan Authorization & Agreement.
Pinnacle Bank	$233,265.02	Variable, at 1% over the Pinnacle Base Rate. As of Sept. 19, 2022, the rate was 6.5%.	November 16, 2023	Security interest in all tangible and intangible personal property; personal guaranty of John Cascarano.

(1) Includes all principal, interest and premium repayment under the First Amended and Restated Loan and Security Agreement dated September 29, 2022 (the "**Callais Loan**"). Callais Capital Ventures II, LLC expects to (a) convert approximately 105,899.27 of the outstanding debt (not including the 1.25x premium repayment) into Securities of this Offering at a price per share equal to 80% of $14.3277; (b) convert approximately $592,231.03 into Series A-1 Preferred Stock; and (c) receive a final payment in cash from the Company for the remaining balance of $6.18.

(2) Aestus Ventures, LLC ("**Aestus**") is a Lender under the Callais Loan. Aestus expects to receive 1.25x the outstanding principal and interest as of the final closing date of the Offering.

(3) Harold J. Callais, II ("**HJC**") is a Lender under the Callais Loan. HJC expects to receive 1.25x the outstanding principal and interest as of the final closing date of the Offering.

Previous Exempt Offerings of Securities

The Company has made the following exempt offerings of securities in the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Amount of Securities Issued	Use of Proceeds
June 22, 2020	Rule 701	Beast Brands, Inc. 2020 Plan	N/A	234,617	None (exchange of equity incentive securities)
January 18, 2020	Rule 506(b)	Series Seed 3 Preferred	$250,001.15	19,335	Marketing
August 13, September 24, October 24, 2019, April 6, 2020	Section 4(a)(2)	Simple Agreement for Future Equity	$175,000	Converted into 30,325 Series A Preferred	Inventory and working capital
October 1, 2019	Section 4(a)(2)	Convertible Note	$1,010,000	Converted into 159,064 Series A Preferred	Inventory and working capital
June 22, 2020	Rule 506(b)	Series A Preferred	$5,051,986	616,096	Inventory and working capital
December 22, 2021	Rule 506(b)	Series A-1 Preferred	$1,665,781	128,740	Inventory and working capital

Conflicts of Interest (Related Party Transactions)

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

John Cascarano, our former CEO, was paid a salary for his services with the Company as an employee.

On June 22, 2020, Callais Capital Ventures II, L.L.C. ("**CCVII**") invested $1,622,2020 to purchase shares of Series A Preferred Stock (the "**Series A Financing**"). On December 18, 2020, CCVII Co-Invest, LLC—Beast Series Brands Series ("**CCV Co-Invest**") invested $279,000.00 to purchase Series A Preferred Stock. On March 29, 2021, CCVII invested an additional $333,120.67 to purchase Series A Preferred Stock. CCVII and CCV Co-Invest are affiliates of Mark Graffagnini, a director serving on the Board of Directors.

Upon his appointment to CEO, Mark Graffagnini will be paid for his services with the Company as an employee.

Affiliates of director Judy Sindecuse, CI Venture Fund III, L.P. participated in the Series A Financing and invested $500,000.

On June 22, 2020, John "Jay" Wilkison terminated rights under a phantom equity incentive plan and entered into stock options to receive 31,500 options under the Company's equity incentive plan.

On December 22, 2021, Callais Capital Ventures II, L.L.C. ("**CCVII**") purchased $600,000 of Series A-1 Preferred Stock (the "**Series A-1 Financing**"). Mark Graffagnini is a partner of CCVII and a director of the Company.

On April 26, 2022, CCVII loaned the Company $598,575 (which includes, principal, interest and a premium repayment amount) under a Loan and Security Agreement and related documents (the "**CCVII Loan**"), which is convertible at the option of CCVII into equity securities issued by the Company in any offering exceeding of at least $1,000,000 (excluding the conversion of the Notes issued under the Loan Agreement and other debt) (a "**Qualified Financing**") at a price per share equal to 80% of the price paid by investors in such a Qualified Financing. The CCVII Loan is secured by a lien on the assets of the Company, including its intellectual property.

Immediately prior to this Offering, CCVII and the Company entered into an agreement pursuant to which CCVII amended the documents associated with the CCVII Loan to (1) reduce the amount of debt that may be converted into the Securities by eliminating the premium 1.25x principal and interest conversion amount and require Callais to elect to either receive the premium repayment or receive a discount to the price per share in this Offering of 80% of the price offered; (2) to reduce the size of the Qualified Financing to $300,000.

In addition, on September 29, 2022, the Company and CCVII permitted Aestus and HJC to enter into the loans described above. The Company issued to Aestus and HJC a warrant to purchase 2,267 shares of Series A-1 Preferred Stock or shares subsequently issued at a price of $9.2607 per share. The Company will pay 1.25x the outstanding principal of $70,000 (each) and accrued interest to Aestus and

HJC using proceeds from this Offering within ten (10) days of having received the Target Offering Amount or December 1, 2022, whichever comes earlier.

Cara Stone, LLP ("**CSLLP**"), which is an affiliate of director, Mark Graffagnini, has been reimbursed for legal fees in representing CCVII and its affiliates with respect to the Series A Financing, the Series A-1 Financing and the CCVII Loan. CCVII is expected to require reimbursement of its legal expenses, all or some of which might be paid to CSLLP as a result of this Offering and other matters relating to financing of the Company by CCVII. Accordingly, it is foreseeable that funds from this Offering could be used by the Company to pay this affiliate of director, Mark Graffagnini.

Circle the Wagons, Inc. ("**CTW**") provides warehousing and logistics services to the Company at rates typically ranging from $12,000 to $18,000 per month. Randall "Barton" Howard is an affiliate of CTW and its Chief Development Officer. Conflicts of interest could emerge between CTW and the Company with respect to fees required for services, potential loss or non-feasance or malfeasance.

Mr. Cascarano has personally guaranteed indebtedness with Pinnacle Bank and the SBA as described elsewhere.

FINANCIAL CONDITION OF THE ISSUER

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit D</u>.

Operations

The Company experienced operating losses during the two years presented, 2020 and 2021. These losses incurred were primarily attributed to marketing efforts and personnel fees. More recently, the Company has updated its marketing to a targeted approach which has allowed for reduced spending. There has also been an effort to operate the company with a smaller staff which was an additional savings that is being realized in 2022.

Expense	2021	2020	Change
Research and development	11,380	73,136	(61,756)
Sales and marketing	1,122,831	1,770,641	(647,810)
General and administrative	1,118,812	1,029,680	89,132
Total	$2,253,023	$2,873,457	($620,434)

Sales and marketing expense decreased by $647,810 in 2021 compared to 2020. This reduction was primarily driven by decreases in Facebook spend ($171,290 decrease), online promotion ($262,551) and Nascar advertising ($250,000).

The Company implemented a new third-party logistics provider during 2022 which has reduced the warehousing, labor and shipping costs. To reduce cost of goods, the Company is researching new formulators, suppliers and co-packers. These measures are necessary due to the increased fuel prices and extended lead-times from suppliers. The Company anticipates the actions mentioned previously will provide additional gross margin and cash flow from similar top line revenue.

2020 and 2021 sales were mainly from Amazon and Shopify platforms, per the below chart. These two platforms are continuing during 2022, and the Company has expanded the Retail sales channel. The customer recruiting efforts have been led by independent sales representatives who work on commission.

Revenue	2021	2020	Change
Amazon	1,002,251	1,040,325	(38,074)
Shopify	1,143,436	1,316,876	(173,440)
Retail	314,850	60,210	254,640
Shipping	62,659	108,106	(45,447)
Total	$2,523,196	$2,525,517	($2,321)

Amazon and Shopify sales contracted slightly year over year due to the reduction in advertising spend on the channels.

Net loss decreased $1,236,512 in 2021 compared to 2020. This decrease is due primarily to the reduction in advertising spend discussed previously and the reduction of interest expense. Interest expense decreased by $455,664 in 2021 compared to 2020. This reduction is due the mix of debt instruments outstanding during the years and several convertible notes converted to equity during 2020. There is currently convertible notes outstanding during 2022 that will impact interest expense reported. The Company anticipates the note to convert 50% of the outstanding principal and interest, which will decrease net income but not impact cash flow.

Losses incurred in 2020 and 2021 were financed by notes payables, a line of credit and stock issuances. The Company has refinanced the remaining loans into a note that it anticipates will convert 50% of the principal balance to shares. The remaining balance is to be repaid with a portion of the new funds raised. The line of credit will be maintained as an additional use of funds.

In the event the raise is not successful, the Company will further reduce operating expenses and continue to sell existing inventory. The Company will continue to focus on increasing the lifetime value of customer and the average order value on its website and continue to seek new formulators, suppliers and co-packers in an attempt to increase gross margin.

Liquidity and Capital Resources
The proceeds from the Offering are essential to the operations of the Company. The Company plans to use the proceeds as set forth under the section entitled, "Use of Proceeds." The Company requires a minimum of $570,000 in funding to operate as cash positive through the end of the year. The Use of Proceeds for our maximum amount of proceeds are set forth in the section entitled "Use of Proceeds." Without the proceeds from this Offering, or if we raise less than $570,000, the Company may need to seek amendment to the Callais Loan, the Second and Third Loans and/or negotiate better payment terms with trade creditors and/or sell inventory at a more rapid pace (for example, through discounted sales) to generate more cash for operations. Proceeds from the Offering would permit greater cash liquidity. As part of this Offering, the Company will be able to cancel up to $661,050 of outstanding indebtedness, thereby improving its liquidity position.

As of December 31, 2022, the Company had an aggregate of $43,347.25 in cash and cash equivalents.

The Company does not have any additional outside sources of capital other than the proceeds from the Offering, except that CCVII (or additional lenders it permits) may lend an additional $246,500.00 under the Callais Loan. The decision to extend additional credit under the Callais Loan is discretionary with CCVII. The Company has assumed, for purposes of this Offering, that it will not have access to that additional capital under the Callais Loan. The Company intends to seek an increase in its line of credit with various banks and to explore further equity financing from accredited investors. Notwithstanding the foregoing, the Company believes that proceeds of this Offering are essential to continued operations.

Trends and Uncertainties

Customer acquisition costs associated with the D2C business is uncertain and volatile. Recent changes with customer attribution has increased the cost to acquire new customers. Although the Company believes that it can attract customers with an average order value higher than the cost to acquire such customers, there is no guarantee that this will happen. The costs associated with initial retail purchase orders are often unprofitable until purchase orders become large enough or price discounts to retailers end. Although the Company believes that it can negotiate higher prices with retailers to offset costs associated with initial purchase orders, there can be no guarantee that this will succeed. Additional product development or rebranding could cause the Company to incur costs higher than originally anticipated. The Company plans to search for lower cost ingredients, packaging and formulation partners to attempt to reduce cost of goods sold.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future, other than as set forth in the section entitled, "Use of Proceeds."

Valuation

The price of the Securities was determined arbitrarily by the Company.

FINANCIAL STATEMENTS

See **Exhibit D** attached hereto.

Disqualification

Neither the Company, the Co-Issuer, nor their controlling persons have been subject to any events of disqualification under § 227.503(a).

Compliance Failure

Neither the Company nor the Co-Issuer have failed to comply with the ongoing reporting requirements of Regulation CF.

OTHER MATERIAL INFORMATION

The Company has made available certain materials on the Beast Opportunity Site, attached here as **Exhibit B**. The Beast Opportunity Site is qualified, in its entirety, by this Offering Statement, in particular, the Risk Factors contained herein.

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

ONGOING REPORTING

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.getbeast.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
Mark Graffagnini
Interim Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
Mark Graffagnini
Director, Interim Chief Executive Officer, Chairman, Secretary
Date:_____

_____
Nicholas Callais
Director
Date:_____

_____
Harold Callais
Director
Date:_____

_____
Randall Howard
Director
Date:_____

_____
Judy Sindecuse
Director
Date:_____

Instructions.

70

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.